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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                     JENNIFER CONVERTIBLES INC. (the "Company")
     ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (par value $.01 per share)
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    476153101
                         -----------------------------
                                 (CUSIP Number)

                            419 Crossways Park Drive
                               Woodbury, NY 11797

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                with copies to:

                             Kenneth R. Koch, Esq.
                Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                                666 Third Avenue
                         The Chrysler Center-25th Floor
                            New York, New York 10017
                                 (212) 935-3000

                                January 12, 2001
             ------------------------------------------------------
            (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 476153101
-------------------

1   Name of Reporting Person                         Rami Abada
    S.S. or I.R.S. Identification No.
    of Above Person
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2   Check the Appropriate Box if                     (a) [X]
    a Member of a Group                              (b) [_]

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3  SEC Use Only

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4  Source of Funds                                   OO

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5  Check if Disclosure of Legal Proceedings
   is Required Pursuant to Items 2(d) or 2(e)        [_]

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6   Citizenship or Place of Organization             U.S.A.

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                              7   Sole Voting Power                     353,000*

                                  *Including 300,000 shares underlying options.
                                  ----------------------------------------------
Number of Shares              8   Shared Voting Power         0
Beneficially Owned by             ----------------------------------------------
Reporting Person With
                              9   Sole Dispositive  Power     353,000*

                                  *Including 300,000 shares underlying options.
                                  ----------------------------------------------
                             10   Shared Dispositive Power    0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially
    Owned By Each Reporting Person                            353,000*

                 *Including 300,000 shares underlying options.
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount
   in Row (11) Excludes Certain Shares                        [_]

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13 Percent of Class Represented                               5.8%
   Amount in Row (11)

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14 Type of Reporting Person                                    IN

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                                      -2-
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                           Statement on Schedule 13D
                                   under the
                  Securities Exchange Act of 1934, as amended

     This statement on Schedule 13D (this "Statement"), which is being filed by Rami Abada, relates to his beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock") of Jennifer Convertibles, Inc. (the "Issuer"), whose principal executive offices are located at 419 Crossways Park Drive, Woodbury, New York 11797.

Item 1.  Security and Issuer.
         --------------------

The title of the class of equity securities to which this Statement relates is the common stock, $.01 per share par value (the "Common Stock") of Jennifer Convertibles, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 419 Crossways Park Drive, Woodbury, NY 11797.

Item 2.   Identity and Background.
          ------------------------

      (a) The name of the person filing (the "Reporting Person") this Schedule 13D is Rami Abada.

      (b) The business address of the Reporting Person is 419 Crossways Park Drive, Woodbury, NY 11797.

      (c) The Reporting Person is presently a member of the Company's Board of Directors (the "Board"), the President, the Chief Operating Officer and the Interim Chief Financial Officer of the Company.

      (d) The Reporting Person has not been, during the last five years, convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount Of Funds Or Other Consideration.
          --------------------------------------------------

          Not applicable.

Item 4.   Purpose of Transaction.
          -----------------------

On January 12, 2001, the Company awarded options to purchase up to 150,000 shares of Common Stock ("Options") to the Reporting Person. The Options are subject to a three-year vesting period during which one-third (1/3) of the total grant vests each consecutive year for three years beginning on January 12, 2002. The exercise price of the Options is $3.51 and the Options expire on January 12, 2011.

          The Reporting Person, except in his capacity as an officer and director of the Company, has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Reporting Person beneficially owns, in the aggregate, 353,000 shares of Common Stock, which equals 5.8% of the outstanding shares of Common Stock. Such amount includes (a) 53,000 shares of Common Stock beneficially owned by the Reporting Person; and (b) 300,000 shares of Common Stock underlying options previously granted by the Company. Such amount does not include (a) the Options awarded on January 12, 2001; and (b) 200,000 shares of Common Stock underlying options granted by the Company in August 1999.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.

         (c) During the 60 days preceding the filing of this report, the only transactions involving Common Stock made by the Reporting Person were as described above.

         (d)  None.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To
        ------------------------------------------------------------------------
        Securities Of The Issuer.
        ------------------------

                                      -4-
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           Not Applicable.

Item 7.    Material To Be Filed As Exhibits.
           ---------------------------------

           Not applicable.

                                      -5-
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                                   SIGNATURE
                                   ---------

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:   February 9, 2001

                                    /s/ Rami Abada
                                    --------------------------------------------
                                    Rami Abada
                                    ----------

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